Filed by Xeris Pharmaceuticals, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Strongbridge Biopharma plc

Commission File No.: 001-37569

Date: August 6, 2021

The following communication is being filed in connection with the proposed acquisition of Strongbridge Biopharma plc by Xeris Pharmaceuticals, Inc.

Excerpts from the transcript of Xeris Pharmaceuticals, Inc.’s second quarter financial results and corporate update conference call held on Thursday, August 5, 2021.

Allison Wey Good morning and welcome to Xeris Pharmaceuticals’ second quarter 2021 financial results and corporate update conference call. A press release with the company’s second quarter financial results was issued earlier this morning and can be found on our website.

We are joined this morning by Paul Edick, Chairman and CEO, and Steve Pieper, our new CFO. Paul will provide opening remarks, Steve will provide details of our financial results, and then we will open lines for Q&A. John Johnson and Rich Kollender from Strongbridge will also be available to answer select questions. We would like to remind you that the Strongbridge transaction is subject to the Irish takeover rule, and as a result we may be restricted from answering certain questions.

Before we begin, I would like to remind you that this call will contain forward-looking statements concerning the impact of COVID-19 on Xeris’s business practice, Xeris’s future expectations, plans, prospects, clinical approval, commercialisation, corporate strategy, and performance, which constitute forward-looking statements for the purposes of the safe harbour provision under the Private Securities Litigation Reform Act of 1995.

Actual results may differ materially from those indicated by the forward-looking statements as a result of various important factors, including the effect of uncertainties related to the COVID-19 pandemic global market, Xeris’s business, financial condition, operation, clinical trial, and third-party suppliers and manufacturers, and other risks, including those discussed in our filing with the SEC.

In addition, any forward-looking statements represent our view only as the date of this call and should not be relied upon as representing our view as of any subsequent date. We specifically disclaim any obligations to update such statements. Like to turn the call over to Paul.

Paul Edick Thanks, Allison. Good morning to everyone who’s listening. We appreciate your interest in Xeris and in our discussion this morning…

Equally important was the announcement of the proposed acquisition of Strongbridge Biopharma, a major step to becoming a more commercially focused rare disease and speciality pharma company, which we’ll discuss in more detail as well in my follow-on remarks.

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…With our intensified focus on the commercial business, especially with the anticipated close of the Strongbridge Biopharma acquisition, we’re reprioritizing our approach to our pipeline and will focus our development efforts going forward solely on products for our own potential commercialisation…

Now I’d like to spend some time discussing the Strongbridge Biopharma acquisition and revisiting why this is the perfect combination in our minds for Xeris. First, by bringing Xeris and Strongbridge together, we’re creating a scalable and diversified biopharmaceutical company increasingly oriented toward more speciality and rare disease products.

We will have a strong revenue base with two rapidly growing assets, Gvoke and Keveyis. We will also have the opportunity for a near-term launch of Recorlev, and subject to FDA approval, we will be well positioned to leverage Xeris’s experience, endocrinology-focused commercial infrastructure to bring Recorlev to market. Our commercial footprint in endocrinology is larger than Strongbridge had envisioned for the launch of Recorlev, enabling a greater potential reach at launch.

We will also have an overall more robust rare disease and endocrinology-focused commercial infrastructure into which we can add additional products benefiting a broader range of patients. We also expect that new products will be brought forward in these therapeutic areas using our unique formulation technology platforms to put into a larger and scalable infrastructure for continued development of speciality-oriented and rare disease products from XeriSol and XeriJect.

Furthermore, with a stronger financial and strategic foundation, we see the potential opportunity to participate in the consolidation of commercial and late-stage products and companies focused on endocrinology, neurology, gastroenterology, and rare diseases.

We also have the potential to realise significant synergies and substantial cost avoidance, and importantly we believe this combination will provide significant benefit to all of our stakeholders and will position us to drive enhanced value for shareholders.

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Barry Deutsch stepped into that role and has built a superb team that stewarded our finances for the last three years, culminating in a pending close of the Strongbridge acquisition. Barry and I believe the next stage for Xeris as an increasingly commercially focused larger and more complicated company needs the appropriate leader out of our finance team for that stage.

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Selling, general, and administrative expenses increased by 8.3 million for the three months ended June 30th, 2021, in comparison to the three months ended June 30th, 2020. This increase was driven by several noteworthy items, including transaction-related expenses of 3.9 million related to the pending acquisition of Strongbridge Biopharma, an increase of 1.8 million in personnel-related cost due primarily to an increase in sales force headcount and an increase in marketing and selling expenses of 1.2 million.

We anticipate that we will continue to incur expected transaction-related expenses up through and beyond the potential close of the Strongbridge Biopharma acquisition in early Q4.

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…We anticipate that we will continue to incur transaction-related expenses associated with the potential acquisition of Strongbridge Biopharma, and we look forward to closing on the acquisition in early Q4. I now will turn the call back over to Paul.

Paul Edick Thanks, Steve, and welcome to the role. Before we open up for Q&A, owing to a rather large retail investor segment, we thought it would be helpful to address a few of the frequently asked questions that we get on a regular basis. No. 1, and one we’ve gotten most frequently of late, why do the Strongbridge acquisition? I think that at the end of the day, a better question would be, in my mind, why not.

We’re frequently asked from analysts and investors what we’re going to add to our bag in order to complement Gvoke. This should be viewed as the perfect answer to that question, and the acquisition of Strongbridge Biopharma is perfect for Xeris. As I stated in my remarks, the resulting pro forma company will have two growing revenue-producing assets in two therapy areas.

We’ll move into rare disease and speciality. We have a potential product launch in our core endocrinology franchise on the horizon. The launch organisation is significantly larger than Strongbridge would’ve been able assemble on a stand-alone basis. We will have a stronger balance sheet, and we will recognise potentially 50 million plus in synergies. So I think that is the perfect acquisition for our company.

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Now, with all that said, our near-term focus continues to be on driving Gvoke during this important back-to-school season, closing the Strongbridge Biopharma transaction and seamlessly executing on the integration of organisation and its products, planning for potential approval and launch of Recorlev in early 2022, and reprioritizing our pipeline as we position the company for long-term product development and commercial success.

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David Amsellem …And then, lastly, with Strongbridge, how are you thinking about your delivery technology and bringing more proprietary products into the clinic? Thanks.

Paul Edick

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And then, the Strongbridge acquisition, once we combine the companies and we’re up and running, we’re really efficient in both endocrinology and neurology and rare disease, we’re going to look at how can our fundamental technologies, our formulation chemistry, how can we bring more products to supplement those products and build out those therapy areas. And as you know, when you look at our pipeline chart, we got products in gastroenterology that we’re moving forward.

We’re going to look at products that we can potentially develop in that area as well, so in time, we’ll continue to focus primarily on endocrinology, rare disease, and neurology, and then we’re going to be moving into gastroenterology as we fill out our pipeline. Hopefully, I answered all of the questions in there. I really appreciate that, David.

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No Profit Forecast / Asset Valuations

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Strongbridge Biopharma plc (“Strongbridge”), Xeris Pharmaceuticals, Inc (“Xeris”) or Xeris Biopharma Holdings, Inc. (being the entity under which Xeris and Strongbridge will be combined), as appropriate.

Responsibility Statement Required by the Irish Takeover Rules

The Xeris directors accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the Xeris directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.